Exhibit 99.1

September 10, 2025

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Wednesday, October 15, 2025 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record of the Company at the close of business on Monday, September 15, 2025 are entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on Wednesday, October 15, 2025

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Wednesday, October 15, 2025 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

The agenda for the Meeting shall be as follows (the “Proposals”):

(1)	to re-elect each of Mr. Israel Berenstein and Mr. Oz Adler as a Class III director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until his respective successor is duly elected and qualified;

(2)	to approve the compensation terms of Mr. Eliyahu Zamir, the Company’s Chief Executive Officer;

(3)	to approve the grant of equity awards to the Company’s directors, including the Chairman of the board of directors (the “Board”); and

(4)	to approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ended December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the Board include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

The last date for submitting a request to include a proposal for consideration at the Meeting in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Wednesday, September 17, 2025. To the extent that there are any additional agenda items that our Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, September 25, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “ordinary shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@jeffsbrands.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, September 15, 2025 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the accompanying proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, our Board unanimously recommends that you vote FOR each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to, Thursday, October 16, 2025, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date, and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on Tuesday, October 14, 2025, to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the accompanying proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on Wednesday, October 15, 2025

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) to be voted at an Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, October 15, 2025, at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

This proxy statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Jeffs’ Brands ordinary shares, no par value (“ordinary shares”), beginning Monday, September 15, 2025.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, September 15, 2025 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)	to re-elect each of Mr. Israel Berenstein and Mr. Oz Adler as a Class III director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until his respective successor is duly elected and qualified;

(2)	to approve the compensation terms for Mr. Eliyahu Zamir, the Chief Executive Officer of the Company (the “CEO”);

(3)	to approve the grant of equity awards to the Company’s directors, including the Chairman of the Board; and

(4)	to approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ended December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2024.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On September 9, 2025, we had a total of 675,370 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on September 15, 2025, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Thursday, October 16, 2025, at 3:00 p.m. (Israel time). At such adjourned meeting, the presence of one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 4 relating to the reappointment of the Company’s independent registered public accounting firm for the year ended December 31, 2025 and until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal (each, a “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal No. 2, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposal No. 2), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@jeffsbrands.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 2, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, September 15, 2025, personally or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, or VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598 receives it in the enclosed envelope no later than 11:59 p.m. EDT on Tuesday, October 14, 2025.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly brought before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning September 15, 2025. Certain officers, directors, employees and agents of Jeffs’ Brands may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112 Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during the fiscal year 2024 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2024, as filed with the SEC on March 31, 2025 (the “Annual Report”), a copy of which is accessible through the SEC’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

On August 26, 2022, our ordinary shares and warrants began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbols “JFBR” and “JFBRW,” respectively. Accordingly, our Board has determined that each of Messrs. Oz Adler, Amitay Weiss, Israel Berenstein, Tomer Etzyoni and Moshe Revach satisfy the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in the Nasdaq rules.

The Board has further determined that each member of our audit committee is independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq rules to members of audit committees and compensation committees, respectively.

In accordance with the regulations promulgated under the Companies Law, after determining that we no longer have a controlling shareholder, on May 15, 2024, our Board elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the audit committee and compensation committee of our Board. The terms of office for each of Mr. Israel Berenstein and Mr. Tomer Etzyoni, our former external directors, will expire pursuant to the regulations promulgated under the Companies Law at this Meeting. Accordingly, the Board has resolved to reappoint each of Mr. Tomer Etzyoni and Mr. Israel Berenstein to serve as a Class II and Class III director, respectively.

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. ISRAEL BERENSTEIN AND MR. OZ ADLER AS A CLASS III DIRECTOR OF THE COMPANY

Background

The Board currently has seven directors who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar and their terms will expire at our annual general meeting of shareholders to be held in 2026;

●	the Class II directors consist of Mr. Liron Carmel and Mr. Tomer Etzyoni and their terms expire at our annual general meeting of shareholders to be held in 2027; and

●	the Class III directors consist of Mr. Israel Berenstein and Mr. Oz Adler and their terms will expire at the Meeting.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Mr. Israel Berenstein and Mr. Oz Adler as a Class III director of the Company. Each of Mr. Berenstein and Mr. Adler qualifies as an independent director under the Nasdaq corporate governance rules. Mr. Adler serves as the chairman of our Board. Mr. Berenstein serves as the chairman of our audit committee, compensation committee and nominating and governance committee. Mr. Berenstein also qualifies as an independent director under the additional independence requirements of the rules of the SEC and of Nasdaq relating to audit committee membership and compensation committee membership.

If re-elected at the Meeting, each of Mr. Israel Berenstein and Mr. Oz Adler will serve until the third annual general meeting of our shareholders following the Meeting, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association.

In accordance with the Companies Law, each of Mr. Israel Berenstein and Mr. Oz Adler has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of Jeffs’ Brands, taking into account the special needs of Jeffs’ Brands.

Biographical information concerning Mr. Israel Berenstein and Mr. Oz Adler is set forth below:

Mr. Israel Berenstein has served as one of our directors since December 2023. Mr. Berenstein has also served as a director of Plantify Foods, Inc. (TSXV: PTFY), since July 2023, N2OFF, Inc. (Nasdaq: NITO), since August 2020, and Upsellon Brands Holdings Ltd (TASE: UPSL) since May 2019. Since 2023, Mr. Berenstein has been a solo practitioner in his law firm. Previously, he worked at Ben Yakov, Shvimer, Dolev - Law Office from 2020-2022. Formerly, Mr. Berenstein served in the legal department of Sonol Israel Ltd. from April 2010 to December 2020. Before that, he worked as a commercial lawyer and litigator for a leading Israeli law firm from July 2000 to April 2010. Mr. Berenstein earned an LL.B. in Law and an M.A. in Political Science from Bar-Ilan University, Israel. Mr. Berenstein was admitted to the Israel Bar Association in 2000. We believe that Mr. Berenstein is qualified to serve as a member of our Board because of his diverse business, legal and management experience.

Mr. Oz Adler, CPA, has served on our Board since September 2021. Mr. Adler currently serves as the chief executive officer and chief financial officer of SciSparc Ltd. Mr. Adler has served as SciSparc’s chief financial officer since April 2018 and as its chief executive officer since January 2022. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. From December 2020 to April 2021, Mr. Adler served as the chief financial officer of Xylo Technologies Ltd. (Nasdaq: XYLO), from August 2021 to October 2022 he served as a director of Elbit Imaging Ltd. (TASE: EMITF). Mr. Adler also worked in the audit department of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global between December 2012 and August 2017. Additionally, Mr. Adler currently serves on the board of directors of numerous private and publicly traded companies, including: Clearmind Medicine Inc. (Nasdaq: CMND) (FSE:CWY), Rail Vision Ltd. (Nasdaq: RVSN). Mr. Adler is a certified public accountant in Israel and holds a B.A. degree in Accounting and Business Management from The College of Management, Israel.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the re-election of Mr. Israel Berenstein as a Class III director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law; and

RESOLVED, to approve the re-election of Mr. Oz Adler as a Class III director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Mr. Israel Berenstein and Mr. Oz Adler as a Class III director for a term to expire at the third annual general meeting of shareholders following the Meeting.

PROPOSAL 2

APPROVAL OF THE COMPENSATION TERMS FOR MR. ELIYAHU ZAMIR, THE COMPANY’S CEO

Background

On July 21, 2025, Mr. Eliyahu Zamir was appointed by the Board to serve as the CEO, effective as of August 1, 2025, and we entered into a services agreement with him on the same date, that established the terms of his compensation, subject to shareholder approval.

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of its chief executive officer, is required, subject to certain exceptions, to obtain the approval of its compensation committee, Board and shareholders, in that order. Accordingly, at the Meeting, shareholders will be asked to approve the compensation terms for Mr. Eliyahu Zamir, our CEO, all in accordance with the terms set forth below.

Our compensation committee and Board resolved to approve, subject to shareholder approval, the following compensation package of Mr. Eliyahu Zamir, as our CEO (the “CEO Compensation Package”):

(i) a monthly fee of $10,000, plus VAT;

(ii) an annual fixed cash bonus of $30,000, plus VAT;

(iii) an annual target-based bonus of up to two monthly fees, based on predetermined performance based targets to be set by the Board and the compensation committee; and

(iv) a one-time grant of 27,015 restricted share units (“RSUs”) each representing the right to receive one ordinary share (the “CEO Award”), under our 2024 Share Incentive Plan (the “Plan”). Subject to the CEO’s continued engagement with, or employment by, the Company, 12.5% of the RSUs will vest each quarter following September 10, 2025, the vesting commencement date, over the course of 2 years. Unless otherwise stated, the terms of the CEO Award are subject to the Plan. The CEO Award shall be granted in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version), 1961, as amended, (the “Tax Ordinance”). The CEO Award has a total fair value of approximately $108,060.

The terms of the proposed Compensation Package comply with the limitations of our compensation policy for executive officers and directors (the “Compensation Policy”). The compensation committee and Board believe that the proposed CEO Compensation Package fulfills the following compensation principles in order to:

●	Closely align the interests of the CEO with those of the Company’s shareholders in order to enhance shareholder value;

To provide the CEO with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to present the CEO with an opportunity to advance in a growing organization;

●	To strengthen the retention and motivation of our CEO in the long-term;

●	To provide appropriate awards to incentivize superior individual excellence and corporate performance; and

●	To maintain consistency in the way our CEO is compensated.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the compensation terms for the Chief Executive Officer of the Company, as detailed in the Proxy Statement, dated September 10, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the compensation terms for the CEO as described above.

PROPOSAL 3

APPROVAL OF GRANT OF EQUITY AWARDS TO THE COMPANY’S DIRECTORS, INCLUDING THE CHAIRMAN OF THE BOARD

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally require the approval of the compensation committee, board of directors and shareholders, in that order.

Our Compensation Committee and Board determined to approve, subject to shareholder approval, the grant of 3,377 RSUs, each representing the right to receive one ordinary share, to each of our non-executive directors: Mr. Amitay Weiss, Mr. Liron Carmel, Ms. Tali Dinar, Mr. Israel Berenstein, Mr. Tomer Etzyoni, and Mr. Moshe Revach (the “Non-Executive Directors”) and the grant of 20,262 RSUs, each representing the right to receive one ordinary share, to Mr. Oz Adler, the Chairman of the Board (the “Directors’ Award”). The proposed grant of the Directors’ Award is the first equity-based compensation in the Company that the directors, including the chairman of the Board, would receive.

At the Meeting, shareholders will be asked to approve a grant of 3,377 RSUs, each representing the right to receive one ordinary share, to each of the Non-Executive Directors, with a fair value of approximately $13,508 each and an approximate total fair value of $81,048, and a grant of 20,262 RSUs, each representing the right to receive one ordinary share, to the chairman of the Board, with a fair value of approximately $81,048. The Directors’ Award complies with our Compensation Policy. Subject to each director’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter following September 10, 2025, the vesting commencement date, over the course of 2 years. Unless otherwise stated, the terms of the Directors’ Award are subject to the Plan. The Directors’ Award shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Directors’ Award our compensation committee and our Board considered the Directors’ equity interests in the Company, the alignment of their interests with those of the Company, and the desire to encourage them to continue contributing their talent and time as directors and as our chairman of the Board.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of equity awards to the Company’s directors, including the Chairman of the Board, in such amounts and with such terms and conditions, as detailed in the Proxy Statement, dated September 10, 2025.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the grant of equity awards to our directors, including the Chairman of the Board.

PROPOSAL 4

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our audit committee and Board have approved the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders, subject to the approval of our shareholders. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2024, filed with the SEC on March 31, 2025 on Form 20-F, and accessible through the SEC’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as Jeffs’ Brands Ltd’s independent registered public accounting firm for the year ended December 31, 2025 and until the next annual general meeting of shareholders, and to authorize the Company’s Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification and approval of the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2025 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2024. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2024, is available for viewing and downloading on the SEC’s website at www.sec.gov.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on March 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Dated: September 10, 2025